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                                                                       Exhibit 4



October 20, 1999



Greg Costley
[ADDRESS]


Dear Greg:

     The Board of Directors of HomeSeekers.com., Inc. (the "Corporation") is pleased to award you an Option pursuant to the provisions of the 1996 Amended and Restated Stock Option Plan (the "Plan"). This letter will describe the option granted to you. Attached to this letter is a copy of the prospectus which includes a copy of the plan. The terms of the Plan also set forth provisions governing the Option granted to you. Therefore, in addition to reading this letter you should also read the Plan. Your signature on this letter is acknowledgement to us that you have read and understand the Plan and that you agree to abide by its terms. All terms not defined in this letter shall have the same meaning as the Plan.

     1.  Type of Option.  You are granted an ISO.  Please see in particular
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Section 11 of the Plan.

     2.  Rights and Privileges.  Subject to the conditions hereinafter set
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forth, we grant you the right to purchase 1500 shares of common stock ("Stock")
at $7.94 per share, the fair market value of a share of Stock on 8/23/99. The right to purchase the shares of Stock vests quarterly over three years. This means that you acquire the right to purchase one twelfth of the total granted shares every three months.

     3.  Time of Exercise.  The Option may be exercised at any time and from
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time to time beginning when the right to purchase the shares of Stock accrues and ending when they terminate as provided in Section 5 of this letter.

     4.  Method of Exercise.  The Option shall be exercised by written notice to
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the Board of Directors at the Corporation's place of business.  The notice shall set forth the number of shares of Stock to be acquired and shall contain a check payable to the Corporation in full payment for the Stock or that number of already owned shares of Stock equal in value to the total Exercise Price of the Option. We shall make delivery of the shares of Stock subject to the conditions described in Section 13 of the Plan.
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     5.  Termination of Option.  To the extent not exercised, the Option shall
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terminate three years from the date each quarterly grant becomes effective pursuant to the provisions of Section 2 of this Agreement.

     6.  Securities Laws.  The Shares of Stock underlying the Option have been
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registered with the Securities and Exchange Commission.  When the shares are exercised properly and the Corporation has been furnished with an option of counsel satisfactory in form and substance the shares of Stock underlying the Option can be "unrestricted securities".

     However, if a satisfactory opinion of counsel is not obtained, all shares of Stock acquired upon the exercise of the Option shall be "restricted securities" as the term is defined in Rule 144 promulgated under the Securities Act of 1933. The certificate representing the shares shall bear an appropriate legend restricting their transfer.

     7.  Binding Effect.  The right and obligations described in this letter
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shall inure to the benefit of and be binding upon both of us, and our respective heirs, personal representatives and successors.

     8.  Date of Grant.  This Option shall be treated as having been granted to
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you on 8/23/99.

                                        Very truly yours,



                                        By:  /s/ Tierney McClary
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                                             Tierney McClary
                                             Controller


AGREED AND ACCEPTED:



/s/ Gregory L. Costley
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